200 East Randolph Drive
Chicago, Illinois 60601

Carter W. Emerson P.C.
To Call Writer Directly:
312 861-2052	312 861-2000	Facsimile:
cemerson@kirkland.com	www.kirkland.com	312 861-2200
August 21, 2006
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Russell Mancuso Donald C. Hunt

Re:	Exide Technologies Amendment No. 2 to Registration Statement on Form S-3 File Number 333-135564
Ladies and Gentlemen:
     Exide Technologies, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-3 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated August 17, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on August 1, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
General
1.	We note your response to prior comment 2 in our comment letter dated July 26, 2006. Given your statement that the offering of shares to the standby purchasers is being made in reliance

Securities and Exchange Commission
August 21, 2006

On Section 4(2), please tell us how continuing to include those shares in this registered offering is consistent with Section 5 of the Securities Act.

RESPONSE: Per our discussion with the Staff on August 18, 2006, we have revised the registration fee table to exclude the shares sold in reliance on Section 4(2) and revised the disclosure on the cover page and on pages 23 and 44 of the prospectus to state that such shares offered to the standby purchasers are being offered in a separate, contemporaneous private placement under the same terms as those offered in the rights offering.

2.	Please expand your response to prior comment 3 to tell us with specificity what state law authority permits you to offer unauthorized shares, what Nasdaq authority permits you to initiate an offering before receiving any approval required by Nasdaq rules, and which “rules and their interpretations” under federal securities laws are the basis for your response. Also note that we may have further comment regarding this issue after you file exhibit 5.

RESPONSE: The Delaware General Corporation Law (the “DGCL”), under which the Company is incorporated, does not prohibit or regulate the offering of shares which have not yet been authorized by shareholder action. The DGCL does, of course, prohibit the issuance of unauthorized shares, so that no offering can be consummated without due authorization. This offering, as disclosed in the prospectus, will not be consummated without proper authorization, which is expected to be completed through shareholder approval at the Company’s annual meeting on August 22, 2006. Nasdaq’s rules for listed companies likewise do not prohibit or regulate the offering of yet-to-be authorized shares; rather, Nasdaq’s rules prohibit the issuance of the shares upon the consummation of the offering unless authorization has been obtained, as we anticipate, at the Company’s annual meeting. Finally, what our prior response referred to regarding the federal securities laws and interpretations thereof was that (1) such contain no such prohibition or regulation on offerings, so long as the shares are properly authorized when issued to purchasers; and (2) rights offerings registration statements have frequently been filed for other offerings while the authorization process was not yet completed. See, for example, the Form S-3 filed by DDi Corp. in May 2005 (File No. 333-125345) preceding its filing of its preliminary proxy materials in June 2005. The Company also notes that in 2004 First Acceptance Corp. consummated a rights offering using a combined proxy statement/prospectus (File No. 333-111161). This structure was pre-cleared with Mr. Jeffrey P. Riedler of the Staff in 2003.
Questions and Answers Relating to the Rights Offering, page ii
After I send in my payment ... , page iv

Securities and Exchange Commission
August 21, 2006

3.	We note your response to prior comment 7. Given your revised disclosure that you will determine what constitutes a fundamental change in the terms of the rights offering, please add appropriate risk factor disclosure regarding any uncertainty with respect to your application of this standard and investors’ ability to cancel their exercise of subscription rights.

RESPONSE: We have revised the disclosure in the risk factor titled “You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price” on page 15 of the prospectus in response to the Staff’s comment.
What are the federal income tax consequences, page vi
4.	Please highlight here the uncertainty you mention in the addition on page 32.

RESPONSE: We have revised the disclosure on page vi of the prospectus in response to the Staff’s comment.
Use of Proceeds, page 18
5.	Please clarify what you mean by “restructuring activities.”

RESPONSE: We have revised the disclosure on page 19 of the prospectus in response to the Staff’s comment.
The Rights Offering, page 20
6.	We note your response to prior comment 14. Please revise the table as necessary to reflect potential purchases by other standby purchasers, such as Legg Mason, to the extent those purchases would affect your previously disclosed information provided in response to Regulation S-K Item 403.

RESPONSE: We have revised the disclosure on page 22 of the prospectus in response to the Staff’s comment.
Reasons for the Rights Offering, page 22
7.	We note your response to prior comment 15. Please tell us where you have quantified the anti-dilution adjustments to your warrants resulting from the sale of additional shares of common stock to the standby purchasers, referenced on page 37. Also, please complete the blanks you included in response to the prior comment.

Securities and Exchange Commission
August 21, 2006

RESPONSE: Please note that the Company is currently unable to quantify the anti-dilution adjustments to its warrants resulting from the rights offering and sale of additional shares of common stock to the standby purchasers because under the warrant agreement the warrant exercise price is to be determined by reference to a trailing average of the Company’s stock price during a period preceding the record date for the rights offering and a period preceding the closing of the sale of additional shares of common stock to the standby purchasers. When the record date is set and inserted in the prospectus, the Company will update the prospectus to specify the adjusted exercise price.
Standby Commitments, page 22
8.	We note your response to prior comment 16. Please disclose the duration of the agreements mentioned in the third paragraph following the bullet point list. Also add any necessary risk factors regarding ongoing restrictions on your operations.

RESPONSE: The restrictions mentioned in the third paragraph following the bullet point list on page 24 terminate upon completion of the rights offering and sale of additional shares to the standby purchasers. We have added disclosure on page 24 of the prospectus to reflect this fact. Because there will be no ongoing restrictions on the Company’s operations following the rights offering, the Company believes that no risk factor is necessary.
U.S. Federal Income Tax Treatment of Rights Distribution, page 30
9.	We note your revisions in response to prior comment 20 and that you intend to file a consent. Please also clarify the role of the advisor. If the advisor provided a tax opinion, please file the opinion. Otherwise, provide the opinion required by Regulation S-K Item 601(b)(8).

RESPONSE: As noted in the prospectus, this law firm has provided advice to the Company regarding such tax treatment. We have revised the disclosure on page 31 of the prospectus to state that this law firm has acted as the Company’s tax counsel in connection with the rights offering. An opinion will be filed with a future amendment.
U.S. Federal Income Tax Considerations, page 32
10.	We note your revisions in response to prior comment 21. However, it remains unclear whether you have disclosed all material tax consequences. Therefore, we reissue the comment.

Securities and Exchange Commission
August 21, 2006

RESPONSE: We have revised the disclosure on page 33 of the prospectus in response to the Staff’s comment.

11.	We reissue prior comment 22. Please revise your disclosure to remove all inappropriate disclaimers such as the statements in the final paragraph on page 34.

RESPONSE: We have revised the disclosure on page 35 of the prospectus in response to the Staff’s comment.

12.	Please disclose the amount of taxable income that shareholders will recognize upon receipt of the rights if the offering is determined to be part of a disproportionate distribution. Also disclose how “disproportionate distribution” treatment would affect the rest of your tax disclosure. Describe the degree of uncertainty, and add any necessary risk factors.

RESPONSE: We have revised the disclosure on page [ ] of the prospectus in response to the Staff’s comment.

13.	We note your response to prior comment 24. Given your revised disclosure that the fair market value of the rights on the date the rights are distributed is uncertain, please add appropriate risk factor disclosure regarding the effects of that uncertainty on the tax treatment of securityholders who exercise the offered rights.

RESPONSE: We have revised the disclosure on page 15 of the prospectus to add risk factor disclosure in response to the Staff’s comment.
Exhibit 99.1
14.	Please tell us the purpose of this document and how it will be delivered to investors. Note that the document should not be used to extend the one-page prospectus cover limit in Regulation S-K Item 501(b).

RESPONSE: Exhibit 99.1 is the document that will be mailed to the Company’s stockholders along with the notice of guaranteed delivery and election form. This document provides stockholders with instructions as to how to exercise their rights and, the Company notes, is customary in rights offerings. The Company confirms that the document will not be used to extend the one-page prospectus cover limit in Regulation S-K Item 501(b)

15.	Please reconcile the statements in this exhibit regarding an over-subscription privilege with the disclosure on page v of your prospectus.

Securities and Exchange Commission
August 21, 2006

RESPONSE: There will be no over-subscription privilege in the rights offering. References to an over-subscription privilege have been removed from Exhibit 99.1, which has been refiled with Amendment No. 2.

16.	Please tell us the purpose of the reference to Treasury Department Circular 230 in this and other exhibits given Section 10.35(b)(2)(ii)(B)(3) of the circular.

RESPONSE: References to Treasury Department Circular 230 have been eliminated from Exhibits 99.1 and 99.8, which have been refiled with Amendment No. 2.
Exhibit 99.7
17.	Please tell us why this form allows the beneficial owner to instruct the record owner to sell the rights given your disclosure in the prospectus that the rights are not transferable.

RESPONSE: The rights are not transferable. The instruction regarding sale of the rights has been removed from Exhibit 99.7, which has been refiled with Amendment No. 2.
* * * * *
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Securities and Exchange Commission
August 21, 2006

Sincerely,
/s/ Carter W. Emerson, P.C.
Carter W. Emerson, P.C.

cc:	Barbara A. Hatcher Exide Technologies